UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2004

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

OSI Reports Second Quarter Financial Results

Highlighted by Strong Earnings of $.03 for First Six Months

VANCOUVER, Canada, July 7, 2004 – Offshore Systems International Ltd. (OSI) (TSX: OSI, OTCBB: OFSYF) today announced its financial results for the second quarter and first six months ended May 31, 2004.

“OSI has developed exceptionally well in the first half of the year,” said John Jacobson, President and CEO Offshore Systems International. “Revenues for the first six months improved and our earnings more than doubled over the comparable period in 2003. Our total backlog* grew to $22.6 million based on some key contract signings, and our current contract mix has a significant proportion of software deliveries, increasing our gross profit margins to 64% from 58%. We are building for the future with a new $3.76 million investment from Technology Partnerships Canada and an internally funded commitment of over half a million dollars so far in business and product development expenses to fuel our new OSI Applications business unit. We see tremendous opportunity in electronic geography, and we are moving aggressively to win our share.”

Financial Highlights

For the second quarter of fiscal 2004, revenues decreased 6% to $2.8 million compared with $3.0 million in the same quarter last year. For the first half of fiscal 2004, revenues increased 4% to $6.8 million compared with $6.5 million in the first half last year. Earnings for the second quarter were $298,670, or $0.01 per diluted share, compared to earnings of $152,162, or $0.00 per diluted share, in the same quarter last year. Earnings for the first six months ended May 31, 2004 were $850,461, or $0.03 per diluted share, compared to earnings of $400,410, or $0.01 a diluted share, in the same period last year.

During the first half of the fiscal year, the Company received and claimed $851,542 as part of a strategic investment of $3.76 million from Technology Partnerships Canada with the remainder of the investment to be earned by the Company before March 2007.

At May 31, 2004, the company had current assets of $11.5 million versus current liabilities of $2.6 million, which resulted in working capital increasing $0.9 million to $9.0 million from $8.1 million at November 30, 2003. Cash and cash equivalents were $1.0 million at May 31, 2004 versus $3.8 million at November 30, 2003.

The Company’s total order backlog* at the end of the second quarter was approximately $22.6 million including option backlog* of $13.9 million versus $5.4 million at May 31, 2003 including option backlog of $2.9 million.

Operational Highlights

•	March 2004: The Company announced that its teaming partner, Nautronix Ltd., signed the final prime contract to supply the Royal Australian Navy with a fleet installation of OSI’s ECPINS-M electronic chart navigation system. The total contract value including options to OSI Navigation Systems is approximately $8 million, $4.5 million of which will be realized over 12 to 18 months beginning in September 2004.

•	March 2004: The Naval and Ground Systems Division of Terma A/S, a leading systems integrator in military command and control applications, has integrated OSI’s COP-IDS software into their next generation of naval command and control systems. This system has been delivered to the Royal Danish Navy, successfully concluded sea trials and has been ordered by the Royal Danish Navy.

•	May 2004: The Company announced that Technology Partnerships Canada, an agency of Industry Canada, will be making a strategic investment of $3.76 million in a research and development initiative dedicated to improving geographical display capabilities in defense and navigation systems.

•	May 2004: The Company announced that the Canadian Department of National Defence has invited OSI to demonstrate its newest product, COP-IDS®, as part of the Joint Warrior Interoperability Demonstration event hosted by the U.S. Chairman of the Joint Chiefs of Staff.

•	June 2004: OSI Geomatics was awarded a prime contract for land mapping by the City of Brampton, Ontario, in the amount of $271,000. This brings to seven the number of prime contracts OSI Geomatics has won with state and local governments in the first two months of the Company’s fiscal second quarter.

About Offshore Systems International Ltd.

Offshore Systems International Ltd (OSI) is a leader in electronic geography. The company’s core strengths lie in the ability to produce, manage and display many forms of geographic data. The company provides display systems and data for several defense, government and commercial customers. OSI conducts its operations through three business units: OSI Geomatics (data production and distribution), OSI Navigation Systems, and OSI Applications (products and services for command and control systems). OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX:OSI) and the OTC Bulletin Board (OTCBB: OFSYF). For more information please visit www.osil.com.

*Non-GAAP Definitions

Total backlog, firm backlog and option backlog are non-GAAP measures that do not have a standardized meaning and are likely not comparable to similar measures presented by other issuers. These measures, also do not have a comparable GAAP measure. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. There is no guarantee or certainty that the Company’s customers will elect to exercise their contract option backlog. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog.

Forward-Looking Statements

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, OSI’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply.

For more information, please contact:

Michael O’Connor, Offshore Systems International Ltd.
Phone: 888-880-9797 or 604- 904-4627
E-mail: ir@osil.com

Craig Armitage, The Equicom Group Inc.
Phone: 416-815-0700 ext. 246
E-mail: carmitage@equicomgroup.com

Offshore Systems International Ltd. 107 – telephone: (604) 904-4600, fax: (604) 987-2555. ECPINS and COP-IDS are trademarks of Offshore Systems Limited. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.

Offshore Systems International Ltd.
Selected Consolidated Financial Information (Unaudited)
(Canadian dollars – Canadian GAAP)

Statement of Earnings Information

	Three months ended		Six months ended
	May 31, 2004		May 31, 2004
	(unaudited)		(unaudited)
	2004	2003	2004	2003

Revenue	$2,773,835	$2,958,027	$6,803,595	$6,521,202

Earnings (loss) for the period	298,670	152,162	850,461	400,410

Basic earnings per share	0.01	0.00	0.03	0.01

Fully diluted earnings per share	0.01	0.00	0.03	0.01

Balance Sheet Information

	May 31	November 30
	2004	2003
	(unaudited)	(unaudited)

Cash and cash equivalents	$1,017,005	$3,837,555

Working capital	8,977,443	8,071,926

Current assets	11,532,250	10,377,836

Total assets	12,965,217	11,728,257

Current liabilities	2,554,807	2,305,910

Long term debt	93,694	187,384

Total liabilities	2,648,501	2,493,294

Shareholders’ equity	10,316,716	9,234,963

Offshore Systems International Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended May 31, 2004

Forward-Looking Statements

Statements in this report, or any document filed by Offshore Systems International Ltd. (the “Company”) with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with Cdn GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities, results of operations and financial condition of the Company for the six months ended May 31, 2004 in comparison with those for the six months ended May 31, 2003 and for the three months ended May 31, 2004 in comparison with those for the three months ended May 31, 2003. This discussion should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the six months ending May 31, 2004, its 2003 Audited Consolidated Financial Statements and the 2003 year end Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Founded in 1977, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the New Zealand Royal Navy, the Royal Danish Navy and the United States Navy. In 2004, the Company is delivering software and system products to the Royal Navy of the United Kingdom and the Royal Australian Navy.

In 2002, the Company expanded the business scope of its wholly-owned subsidiary Offshore Charts Ltd. beyond production of electronic navigation charts to include production of land-based mapping products. The Offshore Charts Ltd. subsidiary was also renamed OSI Geomatics Ltd. to better reflect its business expansion. The Company’s U.S. subsidiary – Offshore Systems

International Inc. was renamed OSI Geomatics Inc. and reactivated to enter the U.S. mapping market. Collectively, the two subsidiaries form the Company’s new business unit – OSI Geomatics.

In February 2003, the Company announced the launch of a new product, Common Operational Picture – Image Display Server (“COP-IDS®”), a client server application that allows customers to integrate the Company’s mapping and imagery display technology into existing Command and Control (“C2”) systems rapidly and cost effectively. COP-IDS® facilitates the integration of information from multiple geo-spatial sources – such as land maps, nautical charts, aerial and space photo imagery and special military information – into a single fused display. COP-IDS® is designed to meet the emerging requirements of international fleets to be able to operate from and share common tactical data in the field. COP-IDS® allows the Company’s customers to share data across C2 systems, regardless of which C2 applications systems are in use. COP-IDS® is a C2 product that addresses the needs of not only Navy applications but also Army, Air Force, Special Forces and joint forces operations.

Starting in the Company’s 2004 fiscal year, it added a new line of business – OSI Applications, which will develop software applications and tools for situational awareness. OSI Applications is a division of the Company’s subsidiary Offshore Systems Ltd. The Applications business unit provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. The business unit’s initial product is Common Operational Picture – Image Display Server (COP-IDS®).

The Company plans to grow through internal growth, focused on new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada. In addition, the Company may pursue strategic alliances, investments and acquisitions that are complimentary to its existing lines of business.

Overall Performance

Net Earnings

For the six months ended May 31, 2004, the Company had net earnings of $850,461 or $0.03 per share on a basic and diluted basis. For the three months ended May 31, 2004, the Company had net earnings of $298,670 or $0.01 per share on a basic and diluted basis.

The Company’s results for the three and six months ended May 31, 2004 were largely driven by the Company’s successful selection for the major fleet contracts with the Royal Navy, as part of the successful teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd. and with the Royal Australian Navy, as part of the successful teaming arrangement with Nautronix Ltd. and Scientific Management Associates. In addition, on April 24, 2004, the Company signed an agreement with Technology Partnerships Canada (“TPC”) that provides the Company with financial assistance to fund research and development activities. For a further discussion of these matters, please refer to the “Results of Operations” section of this document.

Backlog

Total backlog as at May 31, 2004 is $22.6 million compared to $3.3 million at November 30, 2003 and $5.4 million at May 31, 2003. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at May 31, 2004 was at $8.7 million compared to $0.9 million at November 30, 2003 and $2.5 million at May 31, 2003. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Option backlog as at May 31, 2004 was at $13.9 million compared to $2.4 million at November 30, 2003 and $2.9 million at May 31, 2003. There is no guarantee or certainty that the Company’s customers will elect to exercise their contract option backlog. Should the Company’s customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog.

The timing of the awarding of major contracts to the Company can significantly impact the Company’s total backlog position. Historically, major contracts that have been awarded to the Company have taken up to three years to finalize with the contracting process involving lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. The Company has continually pursued, and will continue to pursue, major contracts and, as a result, there could be large variations in its total backlog position from one fiscal quarter to another. The increased firm backlog and option balances at May 31, 2004 as compared to May 31, 2003 were the result of the Company and its partners winning the Royal Navy tender and additional contract awards from the Royal Australian Navy.

Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows the contract to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not exercised by any Company customer. Therefore, the Company has included the full value of these contracts in total backlog as no evidence exists that the contracts would be terminated.

Risks and Uncertainties

Certain statements made in this report by the Company constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of these events actually occur, they could have a materially adverse effect on the Company, its financial condition or results of operations.

The Company depends heavily on its government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on the Company’s operations. The contract termination clauses are generally in favour of the Government Agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the Government Agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on the Company’s operations. Also, the Company cannot give assurance that it would be able to procure new government contracts to offset the revenues lost as a result of any termination of its contracts. As the Company’s revenues are dependent on its procurement, performance and payment under its contracts, the loss of one or more critical contracts could have a negative impact on the Company’s financial condition.

In addition, sales to the governments the Company’s work with may be affected by:
•	changes in procurement policies;
•	changes in the structure and management of government departments;
•	budget considerations;
•	changing concepts of national defence; and
•	political developments domestically and abroad.

The influence of any of these factors, which are largely beyond the Company’s control, could also negatively impact its financial condition.

The Company derives a significant amount of revenue from only a few customers. The Company depends on national and international governments for a significant portion of its sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on the Company’s financial condition.

Approximately 75% of the Company’s revenue in the six months ended May 31, 2004 was from the U.S. Coast Guard, Royal Navy and Royal Australian Navy. Approximately 91% of the Company’s revenue in the six months ended May 31, 2004 was from national and international governments. Therefore, any significant disruption or deterioration of any of the Company’s relationships with these entities’ governments would significantly reduce its revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which the Company is not involved could have severe consequences for its results of operations.

The Company’s product lines are not broadly diversified.

The Company derives and expects to derive a substantial majority of its revenue from navigational software, systems and equipment sales. If customers do not purchase the Company’s products as a result of competition, technological change, budget constraints or other factors, the Company does not have other product categories that it could rely on to make up any shortfall in sales. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

The Company derives a significant portion of its revenues from international sales and is subject to the risks of doing business in foreign countries.

In the six months ended May 31, 2004, approximately 91% of the Company’s revenues were from international customers, including governmental customers: 25% from the United States and 66% from other international countries. The Company expects that international sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, the Company is subject to the risks of doing business internationally, including those risks related to:
•	changes in regulatory requirements;
•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;
•	fluctuations in foreign currency exchange rates;
•	the complexity and necessity of dealing with foreign representatives and consultants;
•	imposition of tariffs or embargoes, export controls and other trade restrictions; and
•	compliance with a variety of foreign laws.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s operations in the future.

The Company’s revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is its reporting currency, and the U.S. dollar.

Exposure to exchange rate fluctuations exists because a significant portion of the Company’s trade receivable and revenue transactions are in U.S. dollars. In addition, certain of the Company’s sub contract payable and direct cost transactions are in U.S. dollars. In fiscal 2003, approximately 63% of the Company’s revenue and 12% of its expenses were transacted in U.S. dollars. The Company expects that U.S. dollar sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, exchange rate fluctuations may affect the Company’s revenue and earnings growth materially in the future.

The Company has established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and its reputation and results of operations could be adversely affected by the Company’s inability to control their operations.

The Company relies on agreements with international corporations to assist it in pursuing contracts for major government procurements. These international corporations often assist the Company with systems integration, complimentary products and services, and local domain knowledge necessary to successfully pursue major government procurements. The Company does not have assurance that these third parties will:
•	remain in business;
•	maintain the financial stability required to fulfill the requirements of these international procurements; and
•	continue to consider the Company’s products in their business priorities.

There can be no assurance that the Company would be able to pursue and secure major international government procurements without these third parties.

The Company may lose sales, or sales may be delayed, because of the long sales and implementation cycles for its products and services.

The company’s customers have typically invested substantial time, money and other resources and have many people in the decision to license the Company’s software products and purchase its hardware products and services. As a result, the Company may wait up to two or three years after the first contact with a customer for that customer to enter into a purchase agreement while the customer seeks internal approvals for the purchase of our products and/or services. During this long sales cycle, events may occur that affect the size or timing of the purchase or even cause the order to be cancelled.

Even if a purchase agreement is signed, the time period required to deploy the Company’s products varies significantly from one customer to the next. Implementing the Company’s product can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy our product if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy the Company’s products, we cannot guarantee that the Company’s products will be deployed successfully.

As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

Competition within the Company’s markets may reduce its procurement of future contracts and its sales.

The defence industry in which the Company operates is highly competitive. The Company’s competitors range from companies, which are primarily targeting the pleasure boat market, to diversified corporations in the radar/marine equipment segment of the industry. Some of the Company’s competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities. There can be no assurance that the Company can continue to compete effectively with these companies.

The Company’s future success will depend on its ability to develop new technologies that achieve market acceptance.

The defence market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, the Company’s future performance depends on a number of factors, including its ability to:
•	identify emerging technological trends in the Company’s market;

•	develop and maintain competitive products;
•	enhance the Company’s products by adding innovative features that differentiate its products from those of its competitors; and
•	manufacture and bring products to market quickly at cost-effective prices.

The Company believes that, in order to remain competitive in the future, it will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for the Company’s products will develop or continue to expand as the Company currently anticipates. The failure of the Company’s technology to gain market acceptance could significantly reduce its revenues and harm its business. Furthermore, the Company cannot be sure that its competitors will not develop competing technology, which gains market acceptance in advance of the Company’s products. The possibility that the Company’s competitors might develop new technology or products might cause the Company’s existing technology and products to become obsolete. If the Company fails in its new product development efforts or its products fail to achieve market acceptance more rapidly than the Company’s competitors, its revenues will decline and its business, financial condition and results of operations will be negatively affected.

The Company depends on the recruitment and retention of qualified personnel, and its failure to attract and retain such personnel could seriously harm its business.

Due to the specialized nature of the Company’s business, its future performance is highly dependent upon the continued services of its key engineering personnel and executive officers. The Company’s prospects depend upon its ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for its operations. Competition for personnel is intense, and the Company may not be successful in attracting or retaining qualified personnel. The Company’s failure to compete for these personnel could seriously harm its business, results of operations and financial condition.

The Company does not have fixed-term employment agreements with its officers and key employees and the loss of any officer or key employee could seriously harm the Company’s business.

The Company has not entered into fixed-term employment agreements with its officers and key employees. The Company’s success depends upon the abilities and experience of its officers and key employees. Competition for highly skilled management, engineering, technical and other key employees is intense. The loss of officers and key employees could seriously disrupt the Company’s operations and impair its ability to compete.

The Company depends on offshore sub-contract labour in its geomatics and navigation systems operations to maintain a competitive position in the geomatics and navigation systems marketplaces.

The Company’s geomatics and navigation systems operations are highly dependent upon labour resources located outside North America. While the Company enters into sub-contract agreements with these suppliers, it cannot be sure that the labour resources will be available when required and at the levels required. Accordingly, maintaining the Company’s competitiveness will depend upon a number of factors, including:

•	the geopolitical uncertainties specific to the home country of each sub-contractor;
•	the cultural compatibility between Canada and the home country of each sub-contractor;
•	the English language proficiency of the labour resources made available to the Company;
•	labour pool characteristics such as work ethic, education, skill level and attrition; and
•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s geomatics and systems operations in the future.

The Company may be unable to adequately protect its intellectual property rights, which could affect its ability to compete.

Protecting the Company’s intellectual property rights is critical to its ability to compete and succeed as a company. The Company has trademark and copyright registrations, which are necessary and contribute significantly to the preservation of its competitive position in the market. There can be no assurance that any of the trademarks, copyrights and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with its employees, and enters into nondisclosure agreements with its suppliers and customers, as appropriate, so as to limit access to and disclosure of the Company’s proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

The Company’s operations depend on component availability and its key suppliers to manufacture and deliver its products and services.

The Company’s operations are highly dependent on the timely delivery of materials by outside suppliers. While the Company enters into purchase agreements with a few of its suppliers, the Company cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet the Company’s needs, it may not have readily available alternatives. The Company’s inability to fill its supply needs would jeopardize its ability to satisfactorily complete the Company’s obligations under its contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to the Company’s reputation and relationships with its customers. All of these events could have a negative effect on the Company’s financial condition.

The unpredictability of the Company’s results may harm or contribute to the volatility of the trading price of its common stock.

The Company’s operating results may vary significantly over time for a variety of reasons, many of which are outside its control and any of which may harm its business. The value of the Company’s common stock may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;
•	levels of product demand;
•	government and corporate spending patterns;
•	the timing of contract receipt and funding;
•	the Company’s ability and the ability of its key suppliers to respond to changes in customer orders;
•	the timing of the Company’s new product introductions and its competitors’ new product introductions;
•	the cost and availability of components and subsystems;
•	price erosion;
•	the adoption of new technologies and industry standards;
•	competitive factors, including pricing, availability and demand for competing products;
•	fluctuations in foreign currency exchange rates; and
•	regulatory developments.

The Company may pursue strategic relationships, investments and acquisitions. The Company may not be able to successfully manage its operations if it fails to successfully integrate the acquired technologies and/or businesses.

As part of the Company’s business strategy, it may expand its product offerings to include application software products that are complementary to the Company’s existing products. This strategy may involve technology licensing agreements, joint development agreements, investments or acquisitions of other businesses that offer complementary products. The risks that the Company may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third party product with its products;
•	undiscovered software errors in the third party product;
•	difficulties in selling the third party product;
•	difficulties in providing satisfactory support for the third party product;
•	potential infringement claims from the use of the third party product; and
•	discontinuation of third party product lines.

The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:
•	issues related to product transition (such as development, distribution and customer support);
•	the substantial management time devoted to such activities;
•	the potential disruption of the Company’s ongoing business;
•	undisclosed liabilities;
•	failure to realize anticipated benefits (such as synergies and cost savings);
•	the difficulty of integrating previously distinct businesses into one business unit; and
•	technological uncertainty regarding the current and future functionality of the product.

The Company may require additional capital, in which case it may need to raise additional funds from lenders and equity markets in the future.

If the Company’s expenditures exceed its incoming cashflows, the Company may choose to raise additional capital. In addition, the Company may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate its growth objectives. The Company’s ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on its business performance. There can be no assurance that the Company will be successful in its efforts to raise additional funds, if needed, on terms satisfactory to it. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.

The Company’s business could be adversely affected if it fails to manage its growth effectively.

If the Company fails to manage its growth effectively, the Company’s business and operating results could be adversely affected, which could cause the market price of its stock to fall. The Company expects to continue to grow its operations domestically and internationally, and to hire additional employees. The growth in the Company’s operations and staff has placed, and will continue to place, a significant strain on its management systems and resources. If the Company fails to manage its future anticipated growth, the Company may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth the Company must, among other things, continue to:
•	improve its financial and management controls, reporting systems and procedures;
•	add and integrate new senior management personnel;
•	improve its licensing models and procedures;
•	hire, train and retain qualified employees;

•	control expenses;
•	diversify channel sales strategies; and
•	invest in its internal networking infrastructure and facilities.

The Company has committed funds to obtaining additional systems and facilities to accommodate its current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than the Company anticipates, it may not be able to reduce expenses to the same degree. If the Company incurs operating expenses out of proportion to revenue in any given quarter, its operating results may be adversely impacted.

Third parties may claim that the Company infringes their proprietary rights.

The Company potentially may receive claims that it has infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, the Company may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of the Company’s former, current or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from the Company’s core business, require it to stop selling or delay shipping, or cause the redesign of its product or products. In addition, the Company may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of its customers.

The Company licenses and uses software from third parties in its business. These third party software licenses may not continue to be available to the Company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect the Company’s ability to continue licensing this software. The Company’s inability to use any of this third party software could result in shipment delays or other disruptions in its business, which could materially and adversely affect the Company’s operating results.

The Company may not be able to protect its proprietary information.

The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect its proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to the Company’s technology. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy the Company’s products or to obtain or use information that the Company regards as proprietary.

The Company’s products may contain significant defects, which may result in liability and/or decreased sales.

Software products frequently contain bugs, errors or failures, especially when first introduced or when new versions are released. Despite the Company’s efforts to test its products, the Company might experience significant errors or failures in its products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of the Company’s products. Customers use the Company’s products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. The Company’s customers may claim that the Company is responsible for damages to the extent they are harmed by the failure of any of the Company’s products. If the Company were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, the Company could lose revenue or be subject to liability for service or warranty costs. Should this occur, the Company’s business and operating results could be adversely affected.

The Company’s products depend on third party software products and its reputation and results of operations could be adversely affected by the Company’s inability to control their operations.

The Company’s products incorporate and use software products developed by other entities. The Company does not have assurance that such third parties will:
•	remain in business;
•	support the Company’s product lines;
•	maintain viable and functional product lines; and
•	make their product lines available to the Company on commercially acceptable terms.

Any significant interruption in the supply of such third-party technology could have a materially adverse effect on the Company’s business, results of operation, cash flows and financial condition.

The Company’s products may not be compatible with various operating systems and therefore the Company may not be able to sell its products to potential customers.

The Company’s products are used in combination with various operating systems. The Company’s future success depends on our ability to continue to support widely-used operating systems. The Company’s applications run on Microsoft operating systems. Therefore, the Company’s ability to increase sales depends on the continued acceptance of Microsoft operating system products. If the Company is unable to develop and market products that support Microsoft’s operating platforms or develop and market products that support other operating systems on a timely and cost effective basis, its business and operating results could be adversely affected.

Selected Information

	For the six months ended May 31		For the years ended November 30
	2004	2003	2003	2002	2001
	$	$	$	$	$
Statement of Earnings Information

Revenue	6,803,595	6,521,202	11,520,793	13,868,779	7,919,632

Gross profit	4,343,776	3,554,733	6,361,725	6,771,387	4,585,372

Gross profit percentage	63.8%	54.5%	55.2%	48.8%	57.9%

Net earnings for the period	850,461	400,410	385,369	1,635,031	496,409

Basic earnings per share	0.03	0.01	0.01	0.06	0.02

Diluted earnings per share	0.03	0.01	0.01	0.06	0.02

	As at May 31		As at November 30
	2004	2003	2003	2002	2001
	$	$	$	$	$
Balance Sheet Information

Cash and cash equivalents	1,017,005	5,306,013	3,837,555	3,244,048	2,037,625

Working capital	8,977,443	7,235,791	8,071,926	4,449,492	2,848,151

Current assets	11,532,250	9,784,065	10,377,836	8,810,568	6,022,312

Total assets	12,965,217	11,772,411	11,728,257	10,766,438	7,375,007

Current liabilities	2,554,807	2,548,274	2,305,910	4,361,076	3,174,161

Long term debt	93,694	226,653	187,384	372,717	371,484

Total liabilities	2,648,501	2,774,927	2,493,294	4,733,793	3,545,645

Shareholders’ equity	10,316,716	8,997,484	9,234,963	6,032,645	3,829,362

The Company’s annual and quarterly results are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue, gross profit and earnings. Approximately 75% of the Company’s revenue in the six months ended May 31, 2004 was from the U.S. Coast Guard, Royal Navy and Royal Australian Navy. Approximately 91% of the Company’s revenue in the six months ended May 31, 2004 was from national and international governments.

The increase in revenue in the fiscal year 2002 as compared to the fiscal years 2003 and 2001 were largely attributable to the substantial completion in fiscal year 2002 of the Canadian Department of National Defence contract awarded to the Company in fiscal year 2001, the Marinette Marine Corp. contracts to provide ECDIS systems for the U.S. Coast Guard Juniper class buoy tenders, and the substantial completion of the Danish Navy contract in early FY2003. The fluctuations in revenue quarter over quarter are largely attributable to the level, timing and duration of customer orders, relative mix of contracts and customer product delivery requirements.

The fluctuations in gross profit year over year are largely attributable to projects that include a large proportion of third-party systems or labour resulting in lower gross profit margins. Certain contracts awarded to the Company may require the Company to include third-party systems or labour. In order to maintain competitiveness on these contracts, the Company may elect to reduce its usual margins on the third party components.

Results of Operations

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Three months ended May 31		Six months ended May 31
	2004	2003	2004	2003
	%	%	%	%
Revenue
Software	50.4%	1.4%	64.6%	3.8%
Geomatics	36.0%	30.9%	25.2%	24.6%
Systems and system components	8.2%	62.2%	6.1%	67.9%
Other	5.4%	5.5%	4.1%	3.7%

	100.0%	100.0%	100.0%	100.0%

Direct costs	36.0%	42.7%	36.2%	45.5%

Gross profit	64.0%	57.3%	63.8%	54.5%

Expenses
General and administrative	36.3%	20.3%	25.5%	19.8%
Research and development	21.0%	13.6%	15.4%	13.6%
Sales and marketing	26.5%	17.0%	22.5%	15.4%
Amortization	2.0%	2.0%	1.6%	1.7%
Interest	0.0%	0.0%	0.0%	0.0%
Foreign exchange loss (gain)	0.3%	1.6%	(0.2%)	2.8%
Technology Partnerships Canada royalty	0.3%	0.4%	0.8%	0.8%
Technology Partnerships Canada contribution	(30.7%)	(2.7%)	(12.5%)	(5.8%)

	55.7%	52.2%	53.1%	48.3%

Earnings before income taxes	8.3%	5.1%	10.7%	6.2%

Income tax (recovery)	(2.5%)	0.0%	(1.7%)	0.0%

Net earnings for the period	10.8%	5.1%	12.4%	6.2%

Revenues

The Company’s core revenue stream is derived from four sources: Systems and system components, Software, Geomatics, and Other which includes system repairs and servicing, training and consulting. The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue. The Company also derives revenue form the delivery of the ECPINS® software component of its system product.

The Company recognizes revenue from each source when earned in compliance with Cdn GAAP. Certain revenues from projects for navigation systems are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. If the Company anticipates that a project or a project segment will generate a loss, the Company estimates that loss and records the total expected loss on the project or project segment. Certain other systems revenues and revenues from navigation software are recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the Company to provide future services. Revenues generated from contracts with multiple deliverables are allocated to various elements of the arrangement based upon the relative fair value of each component. Systems revenues under bill-and-hold arrangements, whereby revenues were recognized but goods have not been shipped, are recognized when the customer has substantial business purpose for ordering the goods on a bill-and-hold basis and the Company does not retain any specific performance obligations such that the earnings process is not complete. Revenues from the sale of geomatics products are recognized when the products are delivered. Revenues from projects for geomatics services are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Revenues from systems components and other revenues are recorded at the time of delivery or as the services are provided.

Consolidated revenue for the three months ended May 31, 2004 was $2,773,835, compared with $2,958,027 for the three months ended May 31, 2003, resulting in a decrease of 6%. Consolidated revenue for the six months ended May 31, 2004 was $6,803,595, compared with $6,521,202 for the six months ended May 31, 2003, resulting in an increase of 4%. The Company’s revenues are primarily affected by the level, timing and duration of customer orders, relative mix of contracts and customer product delivery requirements. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue and margins. During fiscal year 2003 (“FY2003”), the Company continued and expanded its business development initiatives with prospective and existing customers. Some of the activities did not result in closing orders during FY2003 but may yield orders in subsequent fiscal years. The selection of the Company for the fleet-wide contract with the Royal Navy as part of a teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd. is one example of this situation. The main customers for the Company’s products and services were the Royal Navy through Lockheed-Martin UK, the U.S. Coast Guard and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 60% of the consolidated revenue for the three months ended May 31, 2004 and for 75% of the consolidated revenue for the six months ended May 31, 2004.

A significant change in the Company’s revenue mix occurred in the three and six months ended May 31, 2004. Revenues during this period shifted to Software from Systems and system components. The revenue shift is the result of a change in the nature of contracts the Company entered into during the last fiscal quarter of 2003 and the first two fiscal quarter of 2004. These contracts require the Company to deliver off-the-shelf or customized versions of its ECPINS® software. Should this trend continue, the Company’s major revenue source will become ECPINS® software. Historically, the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems and the Company continues to develop and market its ECPINS® navigation systems.

Segment Results

Revenue from the Navigation Systems business unit for the three months ended May 31, 2004 was $1,691,056, compared to $2,045,284 for the same period last year, a decrease of $354,228 or 17%. Revenue for the six months ended May 31, 2004 was $4,971,154, compared to $4,914,240 for the six months ended May 31, 2003, an increase of $56,914 or 1%. The changes are the net of two factors – a decrease attributable to the substantial completion of two contracts, the Canadian Department of National Defence contract awarded to the Company in fiscal year 2001 and the Marinette Marine Corp. contracts to provide ECPINS® systems for the U.S. Coast Guard Juniper class buoy tenders, and an increase attributable to the Royal Navy and Royal Australian Navy contracts.

Revenue from the Geomatics business unit for the three months ended May 31, 2004 was $1,042,793 compared to $912,743 for the three months ended May 31, 2003, an increase of $130,050 or 14%. Revenue for the six months ended May 31, 2004 was $1,764,137 compared to $1,606,962 for the same period last year, an increase of $157,175 or 10%. The business unit increased revenue levels in the current fiscal year compared with that of the previous fiscal year primarily as the result of an increase in the number of contracts awarded to the Company.

The Company’s new business unit – Applications generated $39,986 in revenue for the three months ended May 31, 2004 and $68,304 for the six months ended May 31, 2004. The Applications business unit develops software applications and tools for situational awareness and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. The business unit’s initial product is Common Operational Picture – Image Display Server (COP-IDS®).

In all three business units, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers.

Gross Profit

The Company’s gross profit increased $80,757 to $1,775,003 for the three months ended May 31, 2004 from $1,694,246 for the same period last year. Gross profit percentage increased to 64.0% for the three months ended May 31, 2004 from 57.3% for the three months ended May 31, 2003. For the six months ended May 31, 2004, the Company’s gross profit increased $789,043 to $4,343,776 from $3,554,733 for the six months ended May 31, 2003. Gross profit percentage increased to 63.8% from 54.5% period over period. The increases were attributable to the significant software revenue by the Navigation System business unit for the three and six months ended May 31, 2004. The increase is the result of the shift to delivering off-the-shelf or customized versions of its ECPINS® software from the delivery of ECPINS® electronic chart navigation systems. Should this change in revenue mix continue, the Company will continue to report gross margin percentages that are higher than those reported historically.

Segment Results

Gross profit from the Navigation Systems business unit for the three months ended May 31, 2004 was $1,252,341, compared to $1,256,884 for the same period last year, a slight decrease of $4,543. Gross profit percentage increased to 74.1% from 61.5% period over period. Gross profit from the Navigation Systems business unit for the six months ended May 31, 2004 was $3,648,387, compared to $2,866,295 for the same period last year, an increase of $782,092 or 27%. Gross profit percentage increased to 73.4% from 58.3% period over period. The increase was attributable to the significant software revenue for the three and six months ended May 31, 2004.

Gross profit from the Geomatics business unit for the three months ended May 31, 2004 was $492,963 compared to $437,362 for the same period last year, an increase of $55,601 or 13%. Gross profit percentage decreased to 47.3% from 47.9% period over period. Gross profit from the Geomatics business unit for the six months ended May 31, 2004 was $646,722 compared to $688,438 for the six months ended May 31, 2003, a decrease of $41,716 or 6%. Gross profit percentage decreased to 36.7% from 42.8% period over period. The decrease is the result of the competitive nature of the geomatics market where customers are very price sensitive.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and other general administrative expenses, net of interest and other income. G&A increased $406,646 for the three months ended May 31, 2004 to $1,006,462 from $599,816 in same period last year. As a percentage of revenue, G&A increased to 36.3% from 20.3% period over period. For the six months ended May 31, 2004, G&A increased $442,275 to $1,736,535 from $1,294,260 for the six months ended May 31, 2003. As a percentage of revenue, G&A increased to 25.5% from 19.8% period over period. The increase is the result of increased public company costs in investor relations, professional fees, directors fees and directors and officers insurance, as well as charges for stock-based compensation and increased salaries, and decreased interest income that resulted from lower cash reserves during the periods. The Company anticipates G&A will continue to be higher in the current fiscal year when compared with the previous fiscal year as the result of increasing costs associated with regulatory compliance.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company expenses research and development costs in the period incurred unless, in the opinion of management, certain development costs meet the deferral criteria under Canadian GAAP, in which case development expenditures are capitalized and amortized over the estimated life of the related products. The Company has not capitalized any development costs for the three and six months ended May 31, 2004 and the prior year comparable periods.

The Company continues to invest in new product development in 2004. The Company believes that in order to maintain its technological capabilities, it must continue to develop existing products and introduce new high quality products that challenge and redefine the industry standards. R&D costs increased $182,374 to $583,351 or 21.0% of revenue for the three months ended May 31, 2004, compared to $400,977 or 13.6% of revenue in the same period last year. For the six months ended May 31, 2004, R&D costs increased $162,503 to $1,046,575 or 15.4% of revenue, compared to $884,072 or 13.6% of revenue for the six months ended May 31, 2004. The increase in spending is the result of additional salaries and benefits for new staff to support the additional R&D activities related to the development of the recently released COP-IDS® product and the continuing development of the ECPINS® product. The increase in R&D costs for the six months ended May 31, 2004 does not reflect approximately $268,000 that was charged to cost of sales to support the software customization required to meet the needs of specific customers.

In November of 1999, the Company announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2003. As at November 30, 2003, the Company has received the maximum eligible contribution of $4,000,177. Under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. To May 31, 2004, the Company has accrued for future payment or paid royalties of $1,173,364. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

In April of 2004, TPC announced an agreement with the Company whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2007. The maximum eligible contribution is $3,768,391. As at May 31, 2004, the Company has claimed for $851,542 of eligible assistance under the TPC program. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. commencing January 2006. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. There were no royalties paid or payable in connection with this agreement for the three and six months ended May 31, 2004.

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $233,627, or 47%, for the three months ended May 31, 2004 to $735,541 (26.5% of revenue) from $501,914 (17.0% of revenue) for the same period last year. For the six months ended May 31, 2004, S&M expenses increased $525,253, or 52%, to $1,528,818 (22.5% of revenue) from $1,003,565 (15.4% of revenue) for the six months ended May 31, 2003. The increase in expenses was the result of the Company’s additional S&M staff hired to pursue new business. The Company has increased its level of business development activity relating to its expansion efforts into American, European and Australasia markets. The expansion effort targets new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada to increase the profile of the Company and its products through the establishment of marketing agreements with companies local to the targeted regions. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years. The Company expects a continued increase in S&M expenditures for the ongoing pursuit of these opportunities.

Amortization

Total amortization decreased slightly to $55,978 for the three months ended May 31, 2004 from $58,736 for the three months ended May 31, 2003, and to $108,044 for the six months ended May 31, 2004 from $113,350 for the six months ended May 31, 2003. The decrease reflects the acquisitions in the period and mix of fixed assets in the Company at May 31, 2004.

Interest

Interest expense increased to $103 for the three months ended May 31, 2004 from $39 for the three months ended May 31, 2003 and to $371 for the six months ended May 31, 2004 from $289 for the six months ended May 31, 2003. The Company did not utilize its credit facility during the three and six months ended May 31, 2004.

Income Taxes

Based on the information available at the time of the issue of the unaudited consolidated financial statements for the six months ended May 31, 2004, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $4,298,165 Canadian and $496,546 U.S. non-capital losses carried forward. As a result of this assessment, the Company recognized a future tax asset of $217,363 for the three months ended May 31, 2004 and $496,266 for the six months ended May 31, 2004. In accordance with Canadian GAAP, the Company provided a valuation allowance of $3,261,806 against the total future tax asset as it is not considered “more likely than not” that the remaining future tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

Consolidated net earnings for the three months ended May 31, 2004 were $298,670, or 10.8% of revenue, compared to $152,162 for the three months ended May 31, 2003, or 5.1% of revenue. Consolidated net earnings for the six months ended May 31, 2004 were $850,461, or 12.4% of revenue, compared to $400,410 for the six months ended May 31, 2003, or 6.2% of revenue.

Summary of Quarterly Results

			Net	Basic	Diluted
		Gross	Earnings/	Earnings	Earnings
	Revenue	Profit	(Loss)	per Share	per Share
For the three months ended	$	$	$	$	$

May 31, 2004	2,773,835	1,775,003	298,670	0.01	0.01

February 29, 2004	4,029,760	2,568,773	551,791	0.02	0.02

November 30, 2003	2,724,438	1,630,781	323,756	0.01	0.01

August 31, 2003	2,275,153	1,176,211	(338,797)	(0.01)	(0.01)

May 31, 2003	2,958,027	1,694,246	152,162	0.00	0.00

February 28, 2003	3,563,175	1,860,487	248,248	0.01	0.01

November 30, 2002	4,058,028	1,882,968	519,179	0.02	0.02

August 31, 2002	2,697,781	1,552,578	536,535	0.02	0.02

May 31, 2002	3,827,452	1,694,925	311,465	0.01	0.01

February 28, 2002	3,285,518	1,640,916	267,852	0.01	0.01

For a discussion on the factors that affect the quarterly results, please refer to the section Selected Information.

Liquidity and Capital Resources

The Company strives to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. Every business endeavour the Company develops or acquires targets a positive cash flow from the outset.

The Company believes that cash flow from operating activities, together with cash on hand and borrowings available under its revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. There can be no assurance that these resources will be adequate or that additional financing will be available to the Company.

At May 31, 2004, the Company had current assets of $11,532,250, current liabilities of $2,554,807 and a cash position of $1,017,005. Working capital increased $905,517 to $8,977,443 at May 31, 2004 from $8,071,926 at November 30, 2003 primarily through a combination of an increase in accounts receivable and a decrease in cash and cash equivalents.

The Company has credit facilities consisting of an operating line, standby letters of credit and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. No borrowings against the operating line were outstanding as at May 31, 2004. The Company has a $1,000,000 operating line available with a Canadian chartered bank collateralized by accounts receivable and inventory. The Company has issued standby letters of credit totalling US$127,000. The Company has utilized the standby letters of credit to support certain performance obligations to our customers. The Company has entered into forward exchange contracts in the amount of US$818,398 and AUD$2,750,000. The Company utilizes its forward exchange contract facility to reduce its exposure to exchange rate movements.

Cash flows from operating activities before changes in non-cash working capital items for the three months ended May 31, 2004, were $432,426, compared with $260,533 for the three months ended May 31, 2003, a increase of $171,893. Cash flows from operating activities before changes in non-cash working capital items for the six months ended May 31, 2004, were $1,011,252, compared with $613,396 for the six months ended May 31, 2003, a increase of $397,856. The Company’s increased earnings for the three and six months ended May 31, 2004, as compared to the same periods in the previous fiscal year was the significant contributor to this increase.

Changes in non-cash working capital items for the three months ended May 31, 2004 were a usage of cash of $1,174,781 compared to usage of cash of $755,520 for the same period in 2003. Changes in non-cash working capital items for the six months ended May 31, 2004 were a usage of cash of $3,790,844 compared to usage of cash of $870,398 for the same period in 2003. Changes occurred in most non-cash working capital items between these two periods – all within the normal business activities of the Company. The largest change was to Accounts receivable which is the result of milestone terms that exist in certain contracts.

Net cash provided by financing activities for the three months ended May 31, 2004 amounted to $244,124 compared to net cash used of $181,120 for the same period in 2003. The issuance of common shares provided funds of $264,239 for the three months ended May 31, 2004 compared to $56,432 for the three months ended May 31, 2003 and share repurchases under a normal course issuer bid used funds of $223,012 for the three months ended May 31, 2003. Net cash provided by financing activities for the six months ended May 31, 2004 amounted to $203,435 compared to net cash provided of $2,521,380 for the same period in 2003. The issuance of common shares provided funds of $295,301 net of issue costs for the six months ended May 31, 2004 compared to the issuance of preferred and common shares provided funds of $2,792,555 for the same period in 2003.

Cash used in investing activities totalled $201,759 for the three months ended May 31, 2004 and $244,393 for the six months ended May 31, 2004, compared with $172,659 and $202,413 for the same periods in 2003. The increases are reflective of the acquisitions of property, plant and equipment commensurate with the Company’s plans to obtain additional systems and facilities to accommodate its current and future anticipated growth.

As a result of the above mentioned changes, the net decrease in cash and cash equivalents amounted to $699,190 for the three months ended May 31, 2004 compared to a decrease of $848,766 for the three months ended May 31, 2003 and the net decrease of $2,820,550 for the six months ended May 31, 2004 compared to an increase of $2,061,965 for the six months ended May 31, 2003. Subsequent to May 31, 2004, the Company received cash of over $1.6 million through the collection outstanding accounts receivable.

As at May 31, 2004, the Company estimates that a CAN $0.01 decrease in the exchange rate of the Canadian dollar relative to the United States dollar would have an annualized impact of reducing earnings from operations before taxes by approximately $15,000. As at May 31, 2004, the Company estimates that a CAN $0.01 decrease in the exchange rate of the Canadian dollar relative to the Australian dollar would have an annualized impact of reducing earnings from operations before taxes by approximately $17,000.

In order to reduce the impact of U.S. to Canadian dollar and Australian to Canadian dollar exchange rate fluctuations, the Company has used the forward exchange contract facility described above. The Company used the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, and the Australian to Canadian dollar for specific transactions at a specific agreed upon rate, thereby removing any foreign exchange gain or loss that might occur on those transactions. The Company uses the forward exchange contract facility only for known or reasonably certain future U.S. and Australian dollar transactions.

The Company’s current ratio of 4.5:1 at May 31, 2004 is unchanged from the same ratio of 4.5:1 at November 30, 2003.

Off-Balance Sheet Arrangements

Derivatives

The Company uses foreign exchange contracts to hedge transactions denominated in United States dollars. The fair value of these derivative instruments at May 31, 2004 is an unrecorded benefit of $24,166. For a discussion on these contracts, please see Note 10 of the Company’s unaudited interim consolidated financial statements for six months ended May 31, 2004.

Transactions with Related Parties

During the last three years, the Company did not enter into any transactions with its management, members of its Board of Directors or major shareholders.

Proposed Transactions

The Company has not proposed any asset or business acquisition or disposition.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Revenue

The Company is required to estimate the costs to complete certain systems and geomatics services contracts. Revenues from these contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs to complete each contract. If the Company anticipates that a contract or a contract segment will generate a loss, the Company estimates that loss and records the total expected loss on the contract or contract segment. When revenues exceed amounts invoiced under a contract, the difference is shown as unbilled accounts receivable. The Company believes that unbilled accounts receivable will be invoiced and collected. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the estimated costs to complete for these projects.

Future Income Taxes

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that may be included on the Company’s consolidated balance sheet. The Company recognizes future income tax assets to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its future tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

Stock-based Compensation

The Company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The Company recognizes compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method, starting in the current fiscal year. Prior to the current fiscal year, the Company did not recognize a compensation expense when stock options are granted under stock option plans to employees and directors with no cash settlement features. Direct awards of stock to employees, stock option and stock awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.

Inventory

The Company values its inventory at the lower of cost, determined on an average first in first out basis, and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers is unable to make required payments. Management specifically analyses the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

Changes in Accounting Policies including Initial Adoption

Effective December 1, 2002 the Company adopted CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments (“CICA 3870”). The Company has chosen to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method, starting in the current fiscal year. As permitted by the standard, the Company has applied this change prospectively for new awards granted on or after December 1, 2003. The Company continues to provide pro forma disclosures with respect to options granted in the year ended November 30, 2003.

Other than the previous mentioned adoption, the Company has not made and is not contemplating making any changes to its current accounting policies nor has it adopted nor is contemplating adopting new accounting policies.

Financial Instruments and Other Instruments

Foreign Exchange Forward Contracts

The company uses foreign exchange forward contracts to hedge transactions denominated in United States and Australian dollars. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements, most significantly in the United States and Australia. At May 31, 2004, the Company had forward exchange contracts maturing in the future periods to sell United States dollars in the amount of US$818,398 and AUD$2,750,000. The exchange rates set in the forward exchange contracts ranged between $1.3601 to $1.3906 for US$1.00 and between $0.9473 to $0.9674 for AUD$1.00. The contracts mature between June 2004 and May 2005.

Other MD&A Requirements

Additional information is also contained in the Company’s Annual Report, including the financial statements, for the financial year ended November 30, 2003 and in the Company’s annual Information Form dated March 17, 2004. The information contained in those documents is hereby incorporated by reference. This and other additional information relating to the Company may be found on SEDAR at www.sedar.com. Also, copies of these documents will be provided to any person, on request to the Secretary of the Corporation at 107-930 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4, telephone (604) 904-4600, fax (604) 986-4454.

Offshore Systems International Ltd.

Consolidated Financial Statements (unaudited)
(Prepared in accordance with Canadian Generally
     Accepted Accounting Principles)
Six Months Ended May 31, 2004 and 2003
(expressed in Canadian dollars)

Offshore Systems International Ltd.	Canadian GAAP
Consolidated Balance Sheets (unaudited)
(expressed in Canadian dollars)

	As at
	May 31,	November 30,
	2004	2003
	$	$

Assets

Current assets
Cash and cash equivalents	1,017,005	3,837,555
Accounts receivable (note 2)	8,605,663	4,621,836
Inventory (note 3)	717,147	665,503
Prepaid expenses and deposits	254,432	430,419
Future tax assets	938,003	822,523

	11,532,250	10,377,836

Property, plant, and equipment (note 4)	1,432,967	1,350,421

	12,965,217	11,728,257

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 5)	2,466,429	2,126,061
Billing in excess of revenues	88,378	45,907
Rent payable	—	133,942

	2,554,807	2,305,910

Accrued long-term royalties	93,694	187,384

	2,648,501	2,493,294

Commitments and contingencies (notes 2 and 6)

Capital stock

Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which 10,000,000 shares are designated series A voting non-cumulative retractable convertible at a ratio of 1:1, 1% preference shares

100,000,000 Class B preference shares with a par value of $50 each, issuable in series of which 10,000,000 are designated series 1 voting cumulative convertible shares at a ratio of 1:45.5, 6% preference shares.

100,000,000 common shares without par value
Issued and outstanding
30,262 Class A preference shares – Series A (2003 – 30,262, note 6(b))	—	—
57,711 Class B preference shares – Series 1 (2003 – 61,244, note 6(c))	1,926,157	2,065,420
27,378,675 Common shares (2003 – 26,807,475, note 6(a))	18,943,062	18,508,498

	20,869,219	20,573,918

Warrants (note 6(c))	661,575	661,575

Additional Paid-in Capital	157,474	43,050

Deficit	(11,371,552)	(12,043,580)

	10,316,716	9,234,963

	12,965,217	11,728,257

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.	Canadian GAAP
Consolidated Statement of Earnings and Deficit (unaudited)
For the six months ended May 31, 2004 and 2003
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	May 31		May 31
	2004	2003	2004	2003
	$	$	$	$

Revenue
Software	1,397,516	42,692	4,390,779	248,069
Geomatics	998,970	914,768	1,717,703	1,606,962
Systems and system components	227,344	1,837,497	414,238	4,422,014
Other	150,005	163,070	280,875	244,157

	2,773,835	2,958,027	6,803,595	6,521,202

Cost of sales	998,832	1,263,781	2,459,819	2,966,469

Gross profit	1,775,003	1,694,246	4,343,776	3,554,733

Expenses
General and administrative	1,006,462	599,816	1,736,535	1,294,260
Research and development	583,351	400,977	1,046,575	884,072
Sales and marketing	735,541	501,914	1,528,818	1,003,565
Amortization	55,978	58,736	108,044	113,350
Interest	103	39	371	289
Foreign exchange loss (gain)	8,101	46,255	(16,640)	183,223
Technology Partnerships Canada royalty	7,708	13,221	56,634	52,444
Technology Partnerships Canada contribution	(851,542)	(78,874)	(851,542)	(376,880)

	1,545,702	1,542,084	3,608,795	3,154,323

Earnings before income taxes	229,301	152,162	734,981	400,410

Income tax expense/ (recovery)
Future income tax recovery	(217,363)	—	(496,266)	—
Current income tax expense	147,994	—	380,786	—

	(69,369)	—	(115,480)	—

Net Earnings for the period	298,670	152,162	850,461	400,410

Deficit – Beginning of period	(11,583,655)	(11,956,630)	(12,043,580)	(12,188,284)

Class B preference share dividends	(86,567)	—	(178,433)	—
Premium on purchase and cancellation of common shares	—	(84,762)	—	(101,356)

Deficit – End of period	(11,371,552)	(11,889,230)	(11,371,552)	(11,889,230)

Basic earnings per share (note 6(d))	0.01	0.00	0.03	0.01

Diluted earnings per share (note 6(d))	0.01	0.00	0.03	0.01

Weighted average number of common shares outstanding – basic	27,143,221	26,031,356	27,023,112	26,031,356

Weighted average number of common shares outstanding – diluted	27,807,534	26,922,951	27,802,463	26,922,951

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.	Canadian GAAP
Consolidated Statements of Cash Flows (unaudited)
For the six months ended May 31, 2004 and 2003
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	May 31		May 31
	2004	2003	2004	2003
	$	$	$	$

Cash flows used in operating activities
Net earnings for the period	298,670	152,162	850,461	400,410
Items not affecting cash
Amortization	83,802	87,371	161,849	169,936
Stock based compensation	114,424	21,000	114,424	43,050
Future tax assets	(64,470)	—	(115,480)	—

	432,426	260,533	1,011,254	613,396

Changes in non-cash working capital items
Accounts receivable	(1,359,153)	(744,099)	(3,983,827)	491,481
Inventory	(81,880)	114,858	(51,644)	621,531
Prepaid expenses and deposits	91,029	23,523	175,987	(24,544)
Accounts payable and accrued liabilities	312,017	(184,478)	253,801	(293,429)
Billings in excess of revenues	43,993	(62,409)	42,471	(1,519,373)
Rent payable	(133,942)	—	(133,942)	—
Accrued long term royalties	(46,845)	97,085	(93,690)	(146,064)

	(1,174,781)	(755,520)	(3,790,844)	(870,398)

	(742,355)	(494,987)	(2,779,590)	(257,002)

Cash flows from (used in) financing activities
Issue of Common shares	264,239	56,432	315,416	65,560
Issue of Class B preference shares – Series 1 and warrants, net of issue costs	(20,115)	(14,540)	(20,115)	2,726,995
Class B preference share dividends declared and paid	—	—	(91,866)	—
Share repurchases	—	(223,012)	—	(271,175)

	244,124	(181,120)	203,435	2,521,380

Cash flows used in investing activities
Additions to property, plant, and equipment	(201,759)	(172,659)	(244,395)	(202,413)

Increase/(decrease) in cash and cash equivalents	(699,190)	(848,766)	(2,820,550)	2,061,965

Cash and cash equivalents – Beginning of period	1,716,195	6,154,779	3,837,555	3,244,048

Cash and cash equivalents – End of period	1,017,005	5,306,013	1,017,005	5,306,013

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2004
(expressed in Canadian dollars)

1	Basis of preparation

The accompanying unaudited interim consolidated financial statements include the accounts of Offshore Systems International Ltd. and its subsidiaries, collectively referred to as the Company. These financial statements have been prepared by the company in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”), applied on a consistent basis with the audited consolidated annual financial statements for the year ended November 30, 2003, except as described in Note 7 with respect to the accounting for stock-based compensation. These unaudited interim financial statements do not include all the disclosures required by Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements included in the company’s Annual Report for the year ended November 30, 2003.

The preparation of these unaudited interim consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2	Accounts receivable

	May 31,	November 30,
	2004	2003
	$	$

Trade receivables	3,194,769	1,691,685
Unbilled revenue	4,512,165	2,854,942
Technology Partnerships Canada receivable (note 8)	851,542	—
Other	47,187	75,209

	8,605,663	4,621,836

3	Inventory

	May 31,	November 30,
	2004	2003
	$	$

Materials and components	672,073	620,429
Finished goods	45,074	45,074

	717,147	665,503

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2004
(expressed in Canadian dollars)

4	Property, plant, and equipment

	May 31, 2004
		Accumulated
	Cost	Amortization	Net
	$	$	$

Equipment	3,837,390	2,935,588	901,802
Computer software	900,281	457,836	442,445
Furniture and fixtures	126,534	90,394	36,140
Leasehold improvements	222,737	189,379	33,358
Licenses and patents	57,267	38,045	19,222

	5,144,209	3,711,242	1,432,967

	November 30, 2003
		Accumulated
	Cost	Amortization	Net
	$	$	$

Equipment	3,772,026	2,838,400	933,626
Computer software	721,250	401,909	319,341
Furniture and fixtures	126,534	86,378	40,156
Leasehold improvements	222,737	185,673	37,064
Licenses and patents	57,267	37,033	20,234

	4,899,814	3,549,393	1,350,421

5	Accounts payable and accrued liabilities

	May 31,	November 30,
	2004	2003
	$	$

Trade payables	1,242,450	1,171,353
Accrued liabilities	481,236	362,681
Accrued employee costs	505,809	408,592
Accrued royalties	150,367	183,435
Dividends	86,567	—

	2,466,429	2,126,061

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2004
(expressed in Canadian dollars)

6	Capital Stock

(a)	Issued and outstanding Common shares

	May 31, 2004		November 30, 2003
	Number of		Number of
	common	Amount	Common	Amount
	shares	$	shares	$

Balance – Beginning of period	26,807,475	18,508,498	26,043,243	18,220,929

Issued during the period:
Exercise of stock options	410,448	315,416	1,208,198	606,069
Class A preference shares Converted	—	—	11,034	—
Class B preference shares converted	160,752	119,148	—	—
Common stock purchased and cancelled	—	—	(455,000)	(318,500)

Balance – End of period	27,378,675	18,943,062	26,807,475	18,508,498

(b)	Class A preference shares

The company has 30,262 (November 30, 2003 – 30,262) Class A preference shares outstanding that have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow and can be released subject to certain release provisions and obtaining approval from the appropriate regulatory authorities.

(c)	Class B preference shares

	May 31, 2004		November 30, 2003
	Number of		Number of
	Class B		Class B
	preference	Amount	preference	Amount
	shares	$	shares	$

Balance – Beginning of period	61,244	2,065,420	—	—

Issued during the period:
Class B preference shares issued	—	—	61,244	2,342,625
Share issue costs	—	(20,115)	—	(277,205)
Class B preference shares Converted	(3,533)	(119,148)	—	—

Balance – End of period	57,711	1,926,157	61,244	2,065,420

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2004
(expressed in Canadian dollars)

The company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Series 1 preference share and 22.75 common share purchase warrants exercisable at $1.10. The preference shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. The company has the right to redeem the preference shares after five years. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $297,320. The gross proceeds were allocated between the preference shares and warrants based on their relative fair value at the date of issuance, with the value allocated to the warrants presented as additional paid in capital. The fair value of the preference share has been estimated based on the fair value of the underlying common stock. The fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%.

Dividends payable amount to $86,567 for the six months ended May 31, 2004 and have been recorded in the accompanying financial statements as they have been declared.

(d)	Earnings per share

	Three Months Ended		Six Months Ended
	May 31		May 31
	2004	2003	2004	2003

Basic earnings per share
Net earnings	$298,670	$152,162	$850,461	$400,410
Less: Class B preferred share dividends	43,283	45,933	86,567	45,933

Net earnings available to common shareholders	$255,387	$106,229	$763,894	$354,477

Weighted average number of common shares outstanding	27,023,112	26,031,356	27,023,112	26,031,356

Basic earnings per share	$0.01	$0.00	$0.03	$0.01

Diluted earnings per share
Net earnings	$298,670	$152,162	$850,461	$400,410
Less: Class B preferred share dividends	43,283	45,933	86,567	45,933

Net earnings available to common shareholders	$255,387	$106,229	$763,894	$354,477

Weighted average number of common shares outstanding	27,023,112	26,031,356	27,023,112	26,031,356
Dilutive effect of Class A preference shares – Series A	30,262	30,262	30,262	30,262
Dilutive effect of Class B preference shares – Series 1 (*1)	—	—	—	—
Dilutive effect of warrants	92,624	—	92,624	—
Dilutive effect of stock options	656,465	861,333	656,465	861,333

Adjusted weighted average number of common shares outstanding	27,802,463	26,922,951	27,802,463	26,922,951

Diluted earnings per share	$0.01	$0.00	$0.03	$0.01

(*1)	The Class B preference shares are anti-dilutive for the purposes of calculating diluted earnings per share for both the three and six months ended May 31, 2004 and 2003.

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2004
(expressed in Canadian dollars)

(e)	Normal course issuer bid

In January 2003, the Company received approval for a normal course issuer bid that entitles the Company to repurchase up to 1,300,000 common shares for cancellation between January 16, 2003 and January 15, 2004. The purchases are made on the open market.

During the period January 16, 2003 to January 15, 2004 the Company purchased 455,000 of its common shares under the normal course issuer bid at an average cost of $1.11 per share for an aggregate consideration of $505,681. The premium on the purchase and cancellation of the common shares under the normal course issuer bid was $187,181 and was charged to the deficit. The premium on the purchase and cancellation of 242,600 common shares for the six months ended May 31, 2003 was $101,356.

7	Stock-based compensation

Effective December 1, 2002 the Company adopted CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments (“CICA 3870”). The Company has chosen to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature based on the fair value method, starting in the current fiscal year. As permitted by the standard, the company has applied this change prospectively for new awards granted on or after December 1, 2003. The Company continues to provide pro forma disclosures with respect to options granted in the year ended November 30, 2003. Direct awards of stock to employees, stock options and stock awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. Had compensation expense for the 2003 grants been determined based on the fair value at the grant date in accordance with the provisions of CICA 3870, the Company’s net earnings and earnings per basic and diluted share would have been adjusted to the pro forma amounts indicated below:

	Six Months Ended May 31
	2004	2003
	$	$

Net earnings for the period	850,461	400,410

Additional compensation expense	12,600	399,713

Pro forma net earnings for the period	837,861	697

Pro forma basic earnings per share	0.03	0.00

Pro forma diluted earnings per share	0.03	0.00

The pro forma compensation expense reflected above has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 2.6% and 2.9%; (ii) expected volatility between 45% and 114%; (iii) an estimated average life of 1 to 5 years; and (iv) an expected dividend yield of 0%.

The weighted average fair value of the options granted during the six months ended May 31, 2004 was $0.46 per option.

In addition, the net earnings for the six months ended May 31, 2004 includes a charge for stock-based compensation of $114,421 (2003 – $21,000)

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2004
(expressed in Canadian dollars)

8	Technology Partnerships Canada

On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3,768,391. As at May 31, 2004, the Company has claimed for $851,542 of assistance under the agreement. In addition, the Company is required to pay a royalty of 1.4% on annual gross Navigation Systems and Applications revenue for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross Navigation Systems and Applications revenue for the period January 1, 2009 to December 31, 2013. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. No amounts for royalty payments, in connection with this agreement have been recorded in the financial statements.

On November 15, 1999, the company entered into an agreement with TPC whereby TPC granted financial assistance to the company for the purpose of funding research and development activities to be completed on or before March 31, 2003. Under the agreement with TPC, the company was eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. As of March 31, 2003, the company has received the maximum allowed under the agreement. In addition, the company is required to pay a royalty of 3% on annual gross Navigation Systems and Applications revenue for the period December 1, 1999 to November 30, 2008. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

9	Segmented information

The company’s reportable segments are as outlined below.

	Three Months Ended May 31, 2004
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$

Revenue	1,691,056	39,986	1,042,793	2,773,835
Gross profit	1,252,341	29,699	492,963	1,775,003
Technology Partnerships Canada – net	(782,654)	(61,180)	—	(843,834)
Interest expense	37	—	66	103
Income tax recovery	(69,369)	—	—	(69,369)
Net earnings (loss)	365,567	(214,047)	147,150	298,670
Property, plant and equipment expenditures	34,006	11,929	155,824	201,759
Amortization	55,811	538	27,453	83,802

	Six Months Ended May 31, 2004
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$

Revenue	4,971,154	68,304	1,764,137	6,803,595
Gross profit	3,648,387	48,667	646,722	4,343,776
Technology Partnerships Canada – net	(733,728)	(61,180)	—	(794,908)
Interest expense	228	—	143	371
Income tax recovery	(115,480)	—	—	(115,480)
Net earnings (loss)	1,335,857	(525,346)	39,950	850,461
Property, plant and equipment expenditures	71,016	14,409	158,968	244,393
Amortization	110,612	615	50,620	161,847

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2004
(expressed in Canadian dollars)

	Three Months Ended May 31, 2003
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$

Revenue	2,045,284	—	912,743	2,958,027
Gross profit	1,256,884	—	437,362	1,694,246
Technology Partnerships Canada – net	(65,653)	—	—	(65,653)
Interest expense	—	—	39	39
Net earnings	62,185	—	89,977	152,162
Property, plant and equipment expenditures	145,361	—	27,298	172,659
Amortization	62,249	—	25,122	87,371

	Six Months Ended May 31, 2003
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$

Revenue	4,914,240	—	1,606,962	6,521,202
Gross profit	2,866,295	—	688,438	3,554,733
Technology Partnerships Canada – net	(324,436)	—	—	(324,436)
Interest expense	—	—	289	289
Net earnings	292,674	—	107,736	400,410
Property, plant and equipment expenditures	164,428	—	37,985	202,413
Amortization	120,948	—	48,988	169,936

	May 31, 2004
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$

Total assets employed	10,835,898	13,794	2,115,525	12,965,217

	November 30, 2003
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$

Total assets employed	10,103,117	—	1,625,140	11,728,257

The Applications business unit began operations effective fiscal year 2004.

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
May 31, 2004
(expressed in Canadian dollars)

Geographically, revenues reported are based on the location of the Company’s customers.

	Three Months Ended		Six Months Ended
	May 31		May 31
	2004	2003	2004	2003
	$	$	$	$

Europe	415,953	872,094	2,480,974	1,983,514
Australia/New Zealand	1,019,610	—	1,967,873	—
United States	832,518	995,649	1,728,111	2,600,443
Canada	505,754	1,090,284	626,637	1,937,245

Total	2,773,835	2,958,027	6,803,595	6,521,202

Geographically, property, plant and equipment are reported based on location. At May 31, 2004 and November 30, 2003, all of the Company’s property, plant and equipment was located in Canada.

10	Financial instruments

Fluctuations in foreign currency exchange rates

The company enters into transactions denominated in United States and Australian dollars and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the United States and Australian dollar relative to its functional currency, the Canadian dollar.

The company uses foreign exchange forward contracts to hedge transactions denominated in United States and Australian dollars. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements, most significantly in the United States and Australia. At May 31, 2004, the Company had forward exchange contracts maturing in the current period to sell United States dollars in the amount of US$818,398. The exchange rates set in the forward exchange contracts ranged between $1.3601 to $1.3906 for US$1.00. The contracts mature between June and October 2004. The Company also entered into forward exchange contracts in the current period to sell Australian dollars in the amount of AUD$2,750,000. The exchange rates set in the forward exchange contracts ranged between $0.9473 to $0.9674 for AUD$1.00. The contracts mature between November 2004 and May 2005.

The fair value of derivative instruments generally reflects the estimated amounts that the company would receive or pay to settle the contracts at May 31, 2004. The fair value of the above derivative financial instruments was an unrecorded benefit of $24,166 at May 31, 2004.

11	Reclassifications

Certain balances for the three and six months ended May 31, 2003 have been reclassified to conform to the presentation adopted for the current period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	“John A. Jacobson”
Title: President & CEO
Date: July 7, 2004